Exhibit 99.8

June 8, 2007
THE PRESIDENT
KEEGAN RESOURCES (GHANA) LIMITED
P.o.. BOX CT. 1815
cANTONMENTS
ACCRA
THE CHIEF EXECUTIVE
SAMETRO COMPANY LIMITED
P. O. BOX MC 279
TAKORADI
Dear Sir
APPliCATiON BY SAMETRO COMPANY LiMITED TO ASSIGN ITS MINING
LEASE TO KEEGAN RESOURCES (GHANA) LIMITED
I refer to your application in respect of the above subject. On the recommendation of the Minerals Commission, I hereby grant my consent to the assignment subject to the payment of the appropriate consideration fee to the Minerals Commission.
Yours faithfully
PROF. DOMINIC k. FOBIH (MP)
MINISTER
cc: The Chief Executive, Minerals Commission, Accra
The Chief Inspector of mines, Inspectorate Division, Accra
The Executive Director, Environmental Protection Agency, Accra